# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 374Water Inc, CIK 0000933972
CUSIP: 88583P203
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001861377
Persons authorized to receive notices and communications: Robert B. Macaulay, Carlton Fields, P.A., 700 NW 1st Avenue, Miami, Florida (FL), 33136, (305) 530-0050

## Reporting persons
- Yaacov Nagar (CIK 0001861377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,211,263; shared voting power 0; sole dispositive power 3,211,263; shared dispositive power 0; aggregate amount beneficially owned 3,211,263 (19% of the class)
  Comment: ________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- Richard H. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 390,379; shared voting power 17,053; sole dispositive power 390,379; shared dispositive power 17,053; aggregate amount beneficially owned 407,432 (2.4% of the class)
  Comment: ________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) For rows 7 and 9, shares reported consist of 114,379 shares of common stock, 6,000 shares issuable upon the exercise outstanding warrants exercisable within 60 days, and options to purchase 270,000 shares of common stock that are either exercisable or will become exercisable within 60 days.
  (3) For rows 8 and 10, shares reported consist of 16,053 shares held by the reporting person's spouse and 1,000 shares held by Darby Shore Management Inc., a Florida corporation of which the reporting person is an officer, director, and 25% shareholder and may be deemed to have voting and investment power over the shares held by such corporation.
- Stephen H. McKnight: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 192,847; shared voting power 0; sole dispositive power 192,847; shared dispositive power 0; aggregate amount beneficially owned 192,847 (1.1% of the class)
  Comment: ________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) Shares beneficially owned include 12,000 shares issuable upon the exercise of warrants exercisable within 60 days and 1,500 shares held by the Stephen H. McKnight Revocable Trust, of which the reporting person is the sole trustee.
- Robert F. Ehrman Declaration of Trust as Amended and Restated on 10/6/2022: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 70,871; sole dispositive power 0; shared dispositive power 70,871; aggregate amount beneficially owned 70,871 (0.4% of the class)
  Comment: __________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- William R. Greenfield: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 15,000; shared voting power 28,834; sole dispositive power 15,000; shared dispositive power 28,834; aggregate amount beneficially owned 43,834 (0.3% of the class)
  Comment: ________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) The 28,834 shares are held by the Greenfield Irrevocable Family Trust, of which Mr. Greenfield's wife, Margaret Greenfield, is the sole trustee and beneficiary.
- Bryce Allan Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 410,086; shared voting power 0; sole dispositive power 410,086; shared dispositive power 0; aggregate amount beneficially owned 410,086 (2.4% of the class)
  Comment: _________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- Ligi Investments LLLP: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 48,000; sole dispositive power 0; shared dispositive power 48,000; aggregate amount beneficially owned 48,000 (0.3% of the class)
  Comment: ___________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) Jennifer P. Ligeti is the Manager of General Partner of Ligi Investments LLLP and has voting and investment power over the shares owned thereby.
- Kevin J. Lockwood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 101,000; shared voting power 0; sole dispositive power 101,000; shared dispositive power 0; aggregate amount beneficially owned 101,000 (0.6% of the class)
  Comment: _________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- John McClure: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 41,000; shared voting power 0; sole dispositive power 41,000; shared dispositive power 0; aggregate amount beneficially owned 41,000 (0.2% of the class)
  Comment: __________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
  (2) Shares beneficially owned include 6,500 shares held by the Georgia Marie McClure Revocable Trust dated 12/20/1996, of which the reporting person is the sole trustee.
- Stephen H. McKnight Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 86,043; shared voting power 0; sole dispositive power 86,043; shared dispositive power 0; aggregate amount beneficially owned 86,043 (0.5% of the class)
  Comment: _________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.
- Christopher L. Tucker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,964; shared voting power 0; sole dispositive power 17,964; shared dispositive power 0; aggregate amount beneficially owned 17,964 (0.1% of the class)
  Comment: ___________________________
  (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: 374Water Inc
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Comment:
Explanatory Note

This Amendment No. 2 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 2") amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on December 12, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 16, 2026 (as amended, the "Schedule 13D"). This Amendment No. 2 is being filed to reflect, among other things, the addition of the following holders as Reporting Persons: Robert F. Ehrman Declaration of Trust as Amended and Restated on 10/6/2022, William R. Greenfield, Ligi Investments LLLP, Kevin J. Lockwood, John McClure, Stephen H. McKnight Jr., Bryce Allan Johnson, and Christopher L. Tucker. All share information in this Amendment No. 2 reflects the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Yaacov (Kobe) Nagar, Richard H. Davis, Stephen McKnight, Robert F. Ehrman Declaration of Trust as Amended and Restated on 10/6/2022 (the "Ehrman Trust"), William R. Greenfield, Ligi Investments LLLP, Kevin J. Lockwood, John McClure, Stephen H. McKnight Jr., Bryce Allan Johnson, and Christohper L. Tucker (each referred to herein as a "Reporting Person" and together referred to as the "Reporting Persons").
Residence or business address:
The business address for each of the reporting persons is as follows:

Mr. Nagar 600 Park Offices Dr., Suite 300, Durham, NC 27713
Mr. Davis 8365 SW 168 Terrace, Palmetto Bay, FL 33157
Mr. McKnight 203 Glen Laurel Lane, Pittsburgh, PA 15238
Ehrman Trust 19401 Ridgeland Drive, Cutler Bay, FL 33157
Mr. Greenfield 2230 NW 23rd Way, Boca Raton, FL 33431
Ligi Investments LLLP 2679 NW 23 Way, Boca Raton, FL 33431
Mr. Lockwood 2600 S. Douglas Road, Suite 406, Coral Gables, FL 33134
Mr. McClure 44 West Flagler Street, 10th Floor, Miami, FL 33130
Mr. McKnight Jr. 2101 Wisconsin Ave NW, Unit 409, Washington, DC 20007
Mr. Johnson 13256 N 77th Street, Scottsdale, AZ 85260
Mr. Tucker 18 Palm Springs Way, Simpsonville, SC 29681
Present principal occupation or employment:
Mr. Nagar is the chief executive officer of 7Environmental Inc., a technology company specializing in AI-powered compliance and regulations solutions. The business address for 7Environmental Inc. is 600 Park Offices Dr., Suite 300, Durham, NC 27713. Mr. Davis is an independent consultant. Mr. McKnight is a private individual investor.

The Ehrman Trust is an irrevocable family trust established for the benefit of the named beneficiary and is organized under the laws of Florida.

Mr. Greenfield is retired. Ligi Investments LLLP is an investment management firm. Mr. Lockwood is a CPA with the office of Forshee & Lockwood, P.A. Mr. McClure is a senior partner at the law firm Angones, McClure & Garcia, P.A. Mr. McKnight Jr. is a venture partner with Audere Capital, an investment firm. The business address of Audere Capital is 182 Bennetts Farm Road, Ridgefield, CT 06877. Mr. Johnson owns and operates a trade school. Mr. Tucker is retired.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Citizenship: Each of the Reporting Persons is a citizen of the United States, except for the Ehrman Trust, which is a trust organized under the laws of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Shares directly beneficially owned by the Ehrman Trust and Ligi Investments LLLP were acquired through private placement offerings. The Shares directly beneficially owned by Mr. Greenfield were acquired in the open market. The Shares directly beneficially owned by Messrs. Lockwood, McClure, and Johnson were acquired private offerings and open market transactions. The Shares directly beneficially owned by Mr. McKnight Jr. were acquired directly from the Issuer before it merged with PowerVerde as consideration for advisory services provided by Mr. McKnight Jr. to the Issuer, as compensation during Mr. McKnight Jr.'s previous employment with the Issuer, and as a gift to Mr. McKnight Jr. from Mr. McKnight. The Shares directly beneficially owned by Mr. Tucker were acquired when Mr. Tucker founded the Issuer's original predecessor company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Each of the Ehrman Trust, Ligi Investments LLLP, and Messrs. Greenfield, Lockwood, McClure, and Johnson acquired the Shares reported herein for investment purposes. Mr. McKnight Jr. acquired his Shares as compensation for advisory services provided, as compensation for his previous employment with the Issuer, and as a gift to Mr. McKnight Jr. from Mr. McKnight. Mr. Tucker acquired his Shares as a founder of the Issuer's original predecessor company. Each of the Reporting Persons in the preceding sentence have expressed their interest in supporting Messrs. Nagar, Davis, and McKnight in identifying qualified candidates to fill the existing Board vacancies.

In addition, the Reporting Persons believe that the Issuer would benefit from sources of capital other than the recent transactions pursued by the Issuer, such as the at-the-market sales agreement entered into on December 23, 2025. The Reporting Persons are exploring alternative forms of financing that the Reporting Persons believe will better serve the interests of the Issuer and its shareholders as a source of capital to fund the Issuer's business and operations. Such alternatives may include, without limitation, the issuance of equity, debt, or convertible securities, or other structured financing arrangements involving the Reporting Persons, their affiliates, or third-party investors. No definitive agreements have been reached, and there can be no assurance that any financing transaction will be consummated.

The addition of the Ehrman Trust, Ligi Investments LLLP, and Messrs. Greenfield, Lockwood, McClure, McKnight Jr., Johnson, and Tucker as Reporting Persons does not constitute the adoption of any new plans or proposals beyond those previously disclosed in this Schedule 13D. The Reporting Persons may continue to engage in discussions with the Issuer's board of directors and management and may take such actions as they deem appropriate to protect or enhance the value of their respective investments.

The Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D, except as described in this Schedule 13D or as would occur upon, in connection with completion of, or following, any of the actions described in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 11 and 13 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference.

Through their respective beneficial ownership of the Shares reported above, the Reporting Persons have beneficial ownership over 4,630,343 Shares, which represents approximately 26.9% of the Issuer's outstanding Shares, based on 16,924,880 Shares outstanding as of October 24, 2025, as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.

Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On December 29, 2025, Mr. McKnight purchased 3,153 Shares in an open market transaction at a price of $1.79 per share. The purchase price reflects the effect of the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025. Except as set forth above, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3 - Amended and Restated Joint Filing Agreement, dated January 5, 2026, by and among the Reporting Persons.

## Signatures
- Yaacov Nagar: /s/ Yaacov Nagar, Yaacov Nagar (01/05/2026)
- Richard H. Davis: /s/ Richard H. Davis, Richard H. Davis (01/05/2026)
- Stephen H. McKnight: /s/ Stephen H. McKnight, Stephen H. McKnight (01/05/2026)
- Robert F. Ehrman Declaration of Trust as Amended and Restated on 10/6/2022: /s/ Marlys A. Ehrman, Marlys A. Ehrman, Trustee (01/05/2026)
- William R. Greenfield: /s/ William R. Greenfield, William R. Greenfield (01/05/2026)
- Bryce Allan Johnson: /s/ Bryce Allan Johnson, Bryce Allan Johnson (01/05/2026)
- Ligi Investments LLLP: /s/ Jennifer Ligeti, Jennifer Ligeti, Manager (01/05/2026)
- Kevin J. Lockwood: /s/ Kevin J. Lockwood, Kevin J. Lockwood (01/05/2026)
- John McClure: /s/ John McClure, John McClure (01/05/2026)
- Stephen H. McKnight Jr.: /s/ Stephen H. McKnight Jr., Stephen H. McKnight Jr. (01/05/2026)
- Christopher L. Tucker: /s/ Christopher L. Tucker, Christopher L. Tucker (01/05/2026)